Filed by ConocoPhillips

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concho Resources Inc.

Commission File No. 001-33615

Date: October 19, 2020

[The following email was sent to employees of ConocoPhillips on October 19, 2020.]

Lower 48 Colleagues,

By now you have likely seen the announcement of the company’s acquisition of Concho, a clearly significant and transformational transaction not just for ConocoPhillips but the Lower 48 organization as well. The combination of ConocoPhillips and Concho adds first-class assets that support a key Lower 48 objective to reduce our cost of supply. We are already a significant player in the Lower 48, and this transaction only strengthens our overall position. It builds upon our reputation of being a safe and responsible operator and provides increased opportunities to accelerate adoption and to capture value more quickly.

As you also saw, Concho’s Chairman and Chief Executive Officer Tim Leach will join our board of directors and assume a role on our executive leadership team as executive vice president and president, Lower 48. Tim will have offices in both Midland and Houston.

While this announcement likely raises more questions than there are answers at this point, I am going to do my best to provide additional details. An invitation will be sent shortly inviting you to join me tomorrow for an Employee Virtual Town Hall at 1 p.m. Central time. Nick Olds, senior vice president, Global Operations, will also join the call to address your questions from a corporate perspective.

My call to action for you in the meantime is to maintain focus on safe execution. We have a lot of work planned in the fourth quarter to restart development programs and continue to bring new wells online. I’m asking we continue to keep each other safe through our COVID protocols, good-catch/near-miss reporting, verification of life saving rules and process safety fundamentals.

I look forward to discussing all these topics further during our Town Hall.

Regards,

Terri

Forward-Looking Statements

This communication relates to a proposed business combination transaction between ConocoPhillips and Concho. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. Words and phrases such as “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, the company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond our control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in these forward-looking statements: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas and the resulting actions in response to such changes, including changes resulting from the imposition or lifting of crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; changes in commodity prices; changes in expected levels of oil and gas reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; unexpected cost increases or technical difficulties in constructing, maintaining, or modifying company facilities; legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; disruptions or interruptions impacting the transportation for oil and gas production; international monetary conditions and exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs on any materials or products (such as aluminum and steel) used in the operation of ConocoPhillips’ business; ConocoPhillips’ ability to collect payments when due under ConocoPhillips’ settlement agreement with PDVSA; ConocoPhillips’ ability to collect payments from the government of Venezuela as ordered by the ICSID; ConocoPhillips’ ability to liquidate the common stock issued to ConocoPhillips by Cenovus Energy Inc. at prices ConocoPhillips deems acceptable, or at all; ConocoPhillips’ ability to complete ConocoPhillips’ other announced dispositions or acquisitions on the timeline currently anticipated, if at all; the possibility that regulatory approvals for ConocoPhillips’ other announced dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of such announced dispositions, acquisitions or ConocoPhillips’ remaining business; business disruptions during or following ConocoPhillips’ other announced dispositions or acquisitions, including the diversion of management time and attention; the ability to deploy net proceeds from such dispositions in the manner and timeframe ConocoPhillips currently anticipates, if at all; potential liability for remedial actions under existing or future environmental regulations and adverse results in litigation matters, including the potential for litigation related to the proposed transaction; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; general domestic and international economic and political conditions; changes in fiscal regime or tax, environmental and other laws applicable to the combined company’s business; disruptions resulting from extraordinary weather events, civil unrest, war, terrorism or a cyber attack; ConocoPhillips’ ability to successfully integrate Concho’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that ConocoPhillips or Concho will be unable to retain and hire key personnel; the risk associated with ConocoPhillips’ and Concho’s ability to obtain the approvals of their respective stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ConocoPhillips’ common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ConocoPhillips’ and Concho’s respective periodic reports and other filings with the SEC, including the risk factors contained in ConocoPhillips’ and Concho’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ConocoPhillips nor Concho undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ConocoPhillips intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ConocoPhillips and Concho and that also constitutes a prospectus of ConocoPhillips. Each of ConocoPhillips and Concho may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ConocoPhillips or Concho may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ConocoPhillips and Concho. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ConocoPhillips, Concho and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Concho will be available free of charge on Concho’s investor relations website at https://ir.concho.com/investors/.

Participants in the Solicitation

ConocoPhillips, Concho and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ConocoPhillips or Concho using the sources indicated above.